

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2011

<u>Via E-mail</u>
Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
180 Maiden Lane
New York, New York 10038

> **Re: American International Group, Inc.**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 4, 2011**
> **File No. 001-08787**

Dear Mr. Benmosche:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe the comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Notes To Consolidated Financial Statements</u>
<u>6. Fair Value Measurements</u>
<u>Embedded Policy Derivatives, page 26</u>

1. With respect to your variable annuity and equity-indexed annuity and life contracts, it appears that you are accounting for certain future policy benefit guarantees as bifurcated embedded derivatives recorded at fair value with changes in fair value each period recognized in earnings. These include at a minimum the following guarantees: GMWB and GMAV. Please provide us a detailed description of these products which identifies what features within each led you to conclude that they were bifurcated embedded derivatives. Cite the specific authoritative literature you used to support your conclusions, including your consideration of the guidance in ASC 815-10-15 paragraphs 52-53 and ASC 815-15-55 paragraphs 57-61 in arriving at your conclusions for the accounting method applied for each product.

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Other Developments, page 98</u>

2. You disclose that on June 17, 2011, Chartis completed a transaction with National Indemnity Company, a subsidiary of Berkshire Hathaway, under which the majority of Chartis' U.S. asbestos liabilities were transferred to National Indemnity Company. You have incorporated by reference the Master Transaction Agreement as Exhibit 10(2) to this quarterly report on Form 10-Q, however, you did not file any of the complete executed ancillary agreements including schedules to such agreements entered into at or prior to the closing on June 17, 2011 as exhibits to this Form 10-Q. Please provide us with a substantive and comprehensive analysis that supports your apparent belief that none of the following agreements are material contracts under Item 601(b)(10) of Regulation S-K. In your analysis you should also address your consideration of the information contained in the schedules to these agreements.

   - Administrative Services Agreement
   - Collateral Trust Agreement
   - Loss Portfolio Transfer Reinsurance Agreement
   - Loss Portfolio Transfer Retrocession Agreement
   - Parental Guarantee Agreement
   - Capital Maintenance Agreement
   - Transition Services Agreement

   In addition, please provide us with a substantive and comprehensive analysis that supports your apparent belief that the entry into any of the above agreements was not required to be disclosed on an Item 1.01 Current Report on Form 8-K. We may have further comments after considering your response.

<u>Investments, page 152</u>

3. Please confirm whether there were any material differences between AIG's internal ratings and third party ratings for the quarterly period ended June 30, 2011. In this analysis please consider whether any of the ratings differences were material to the total amount of below investment grade securities. Please confirm that if the differences between AIG's internal ratings and third party ratings become material in the future, either as a percentage of total investments or as a percentage of below investment grade securities, you will quantify and explain the differences in your filing.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Special Counsel, at (202) 551-3575 or me at (202) 551-3715 with questions on any of the other comments.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director